EXHIBIT 99.1

News Release

MMC REPORTS THIRD QUARTER 2006 RESULTS

NEW YORK, NEW YORK, November 1, 2006—Marsh & McLennan Companies, Inc. (MMC) today reported financial results for the third quarter and nine months ended September 30, 2006. Consolidated revenues for the quarter were $2.9 billion, an increase of 4 percent from the 2005 third quarter. Consolidated net income more than doubled to $176 million from $69 million last year, and earnings per share grew to $.31 from $.12. Earnings per share from continuing operations increased to $.32 in the third quarter from $.11 last year.

For the first nine months of 2006, consolidated revenues were $8.9 billion, compared with $8.8 billion for the same period of 2005. Consolidated net income was $764 million, or $1.36 per share, compared with $369 million, or $.68 per share, in 2005. Results from discontinued operations, net of tax, were $173 million, or $.31 per share, resulting primarily from MMC’s sale of its investment in Sedgwick Claims Management in January 2006. Results from discontinued operations in 2005 were $17 million, or $.03 per share. Income from continuing operations was $591 million, or $1.05 per share, compared with $352 million, or $.65 per share, in 2005. Stock option expense in the first nine months of 2006 was $93 million. Stock option expense in the first nine months of 2005 was $31 million, and related only to the third quarter, since MMC adopted SFAS No. 123(R), “Share-Based Payment,” on July 1, 2005.

A number of noteworthy items affected financial results, including restructuring and related costs; legal and regulatory costs primarily related to market service agreements; and other items indicated in the attached supplemental schedules. In the third quarter and first nine months of 2006, noteworthy items totaled $57 million, or $.06 per share, and $166 million, or $.19 per share, respectively. In the third quarter and first nine months of 2005, noteworthy items reduced earnings per share from continuing operations by $.19 and $.58, respectively.

"MMC had a good third quarter," said Michael G. Cherkasky, president and chief executive officer of MMC. "Consolidated revenue growth was the highest we have achieved in two years. Our efforts to become more efficient across MMC produced substantially improved year-over-year profitability and margin, a continuation of the positive trends begun earlier this year.

“Marsh continued its recovery. Improvement in new business was even stronger this quarter, following growth in the second quarter. Client retention rates in the quarter increased over the prior year. European operating performance improved, with increased new business and higher client retention levels and profitability. These revenue trends allowed Marsh to report flat quarterly underlying revenues for the first time in two years, as well as substantially improved profitability. Guy Carpenter, despite a challenging market environment, exhibited revenue growth as a result of continued new business development. Kroll continued the successful implementation of its business strategy, resulting in growth in key businesses. Mercer Human Resource Consulting reported underlying revenue growth in all of its businesses, and Mercer Specialty Consulting continued its double-digit revenue growth. Putnam performed as expected, with positive institutional flows contributing to improved net flows. We are optimistic about our future prospects,” Mr. Cherkasky concluded.

Risk and Insurance Services

Risk and insurance services revenues of $1.3 billion in the third quarter were similar to last year’s third quarter, and flat on an underlying basis. Operating income increased markedly in the quarter to $143 million, compared with $20 million last year, reflecting restructuring efforts, improved efficiencies, and cost discipline. The operating margin for the first nine months of 2006 improved to 13.5 percent from 5.7 percent last year. Adjusting for the impact of noteworthy items and stock option expense, segment operating margin was 17.3 percent in the first nine months of 2006, compared with 14.2 percent in the same period of 2005. Please see the attached supplemental schedules for a reconciliation of these non-GAAP financial measures to reported GAAP results.

Marsh revenues were $1 billion in the third quarter, a decline of 2 percent, and flat on an underlying basis. Growth in new business continued, increasing 11 percent globally. Guy Carpenter also experienced double-digit growth in new business, resulting in revenues increasing 3 percent in the third quarter to $214 million. Although U.S. property catastrophe rates increased, rates on most other lines of business were flat to down, and the market environment for property catastrophe reinsurance continued to be affected by limited reinsurer capacity and higher risk retention by clients.

Risk Capital Holdings revenues of $45 million in the third quarter were unchanged from the 2005 third quarter. More than half of the quarter’s revenues were unrealized mark-to-market gains. Revenues of $119 million through the first nine months of 2006 declined from $162 million for the same period of 2005.

Risk Consulting and Technology

Kroll revenues increased 4 percent to $251 million, and operating income rose to $37 million in the third quarter. The technology services group, Kroll’s largest business unit, sustained its solid performance, led by the background screening business, which reported double-digit growth. The unit’s electronic discovery business responded successfully to market conditions and continued its improvement from the first quarter of this year. Consulting services reported double-digit underlying revenue growth.

Corporate advisory and restructuring performed well, but its results were affected by the anticipated absence of success fees from major restructuring assignments such as those recorded in the second quarter of the year. Results for the security group reflected the orderly exit from high-risk international assignments that had limited profitability and no longer fit Kroll’s business strategy.

Consulting

Consulting revenues increased 13 percent to $1.1 billion in the third quarter, or 10 percent on an underlying basis. Year-to-date revenues increased 10 percent to $3.1 billion, or 9 percent on an underlying basis. Mercer Human Resource Consulting increased revenues 10 percent to $762 million in the third quarter, or 7 percent on an underlying basis. Year-to-date revenues increased 7 percent to $2.3 billion. All of the Mercer HR businesses exhibited underlying revenue growth, driven by Europe and Asia. The health and benefits business increased underlying revenues by 5 percent, a notable improvement over previous quarters.

Mercer Specialty Consulting revenues grew 22 percent to $304 million in the third quarter, or 16 percent on an underlying basis. This exceptional performance was led by Mercer Oliver Wyman and the strategy and operations business, which increased underlying revenues 21 percent and 19 percent, respectively. Year-to-date revenues increased 18 percent to $863 million, or 17 percent on an underlying basis.

Investment Management

Putnam revenues declined 8 percent to $342 million in the quarter. Ending assets on September 30, 2006 were $182 billion, comprising $118 billion in mutual fund assets and $64 billion in institutional assets. Average assets under management were $179 billion, compared with $195 billion in the third quarter of 2005. Institutional flows were positive for the first time since the third quarter of 2003. Net outflows were approximately $3 billion in the quarter.

Other Items

MMC’s net debt position, which is total debt less cash and cash equivalents, was $3.4 billion at the end of the 2006 third quarter, a decrease of over $450 million from the end of the second quarter.

Conference Call

A conference call to discuss third quarter 2006 results will be held today at 10:00 a.m. Eastern Time. To participate in the teleconference, please dial 866 564 7444 or 719 234 0008 (international). The access code for both numbers is 7646511. The audio webcast may be accessed at www.mmc.com. A replay of the webcast will be available approximately two hours after the event at the same web address.

MMC is a global professional services firm with annual revenues of approximately $12 billion. It is the parent company of Marsh, the world's leading risk and insurance services firm; Guy Carpenter, the world’s leading risk and reinsurance specialist; Kroll, the world’s leading risk consulting company; Mercer, a major global provider of human resource and specialty consulting services; and Putnam Investments, one of the largest investment management companies in the United States. Approximately 55,000 employees provide analysis, advice, and transactional capabilities to clients in over 100 countries. Its stock (ticker symbol: MMC) is listed on the New York, Chicago, Pacific, and London stock exchanges. MMC's website address is www.mmc.com.

This press release contains “forward-looking statements,” as defined in the Private Securities Litigation Reform Act of 1995. These statements, which express management’s current views concerning future events or results, use words like “anticipate,” “assume,” “believe,” “continue,” “estimate,” “expect,” “intend,” “plan,” “project” and similar terms, and future or conditional tense verbs like “could,” “should,” “will” and “would.” For example, we may use forward-looking statements when addressing topics such as: future actions by our management or regulators; the outcome of contingencies; changes in our business strategy; changes in our business practices and methods of generating revenue; the development and performance of our services and products; market and industry conditions, including competitive and pricing trends; changes in the composition or level of MMC’s revenues; our cost structure; the impact of acquisitions and dispositions; and MMC’s cash flow and liquidity.

Forward-looking statements are subject to inherent risks and uncertainties. Factors that could cause actual results to differ materially from those expressed or implied in our forward-looking statements include:

•

the economic and reputational impact of: litigation and regulatory proceedings brought by federal and state regulators and law enforcement authorities concerning our insurance and reinsurance brokerage and investment management operations (including the complaints relating to market service agreements and other matters filed by, respectively, the New York Attorney General’s office in October 2004, the Connecticut Attorney General’s office in January 2005 and the Florida Attorney General’s office and Department of Financial Services in March 2006, and proceedings relating to market-timing matters at Putnam); and class actions, derivative actions and individual suits filed by policyholders and shareholders in connection with the foregoing;

•

in light of Marsh’s elimination of contingent commission arrangements in late 2004, our ability to achieve profitable revenue growth in our risk and insurance services segment by providing both traditional insurance brokerage services and additional risk advisory services;

•	our ability to retain existing clients and attract new business, particularly in our risk and insurance services segment, and our ability to retain key employees;

•	period-to-period revenue fluctuations in risk and insurance services relating to the net effect of new and lost business production and the timing of policy inception dates;

•

the impact on risk and insurance services commission revenues of changes in the availability of, and the premiums insurance carriers charge for, insurance and reinsurance products, including the impact on premium rates and market capacity attributable to catastrophic events such as hurricanes;

•

the impact on renewals in our risk and insurance services segment of pricing trends in particular insurance markets, fluctuations in the general level of economic activity and decisions by insureds with respect to the level of risk they will self-insure;

•	the impact on our consulting segment of pricing trends and utilization rates;
•

the actual and relative investment performance of Putnam’s mutual funds and institutional and other advisory accounts, and the extent to which Putnam reverses its recent net redemption experience, increases assets under management and maintains management and administrative fees at historical levels;

•	our ability to implement our restructuring initiatives and otherwise reduce or control expenses and achieve operating efficiencies;
•	the impact of competition, including with respect to pricing and the emergence of new competitors;
•	the impact of increasing focus by regulators, clients and others on potential conflicts of interest, particularly in connection with the provision of consulting and investment advisory services;

•	fluctuations in the value of Risk Capital Holdings’ investments in individual companies and investment funds;
•	our ability to make strategic acquisitions and dispositions and to integrate, and realize expected synergies, savings or strategic benefits from, the businesses we acquire;

•	our exposure to potential liabilities arising from errors and omissions claims against us;
•

our ability to meet our financing needs by generating cash from operations and accessing external financing sources, including the potential impact of rating agency actions on our cost of financing or ability to borrow;

•	the impact on our operating results of foreign exchange fluctuations; and
•

changes in the tax or accounting treatment of our operations, and the impact of other legislation and regulation in the jurisdictions in which we operate, particularly given the global scope of our businesses.

The factors identified above are not exhaustive. MMC and its subsidiaries operate in a dynamic business environment in which new risks may emerge frequently. Accordingly, MMC cautions readers not to place undue reliance on its forward-looking statements, which speak only as of the dates on which they are made.

MMC undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances arising after the date on which it is made. Further information concerning MMC and its businesses, including information about factors that could materially affect our results of operations and financial condition, is contained in MMC’s filings with the Securities and Exchange Commission.

MMC and its operating companies use their websites to convey meaningful information about their businesses, including the anticipated release of quarterly financial results and the posting of updates of assets under management at Putnam. Monthly updates of assets under management at Putnam will be posted to the MMC website the first business day following the end of each month. Putnam posts mutual fund and performance data to its website regularly. Assets for most Putnam retail mutual funds are posted approximately two weeks after each month-end. Mutual fund net asset value (NAV) is posted daily. Historical performance and Lipper rankings are also provided. Investors can link to MMC and its operating company websites through www.mmc.com.

Marsh & McLennan Companies, Inc. Consolidated Statements of Income (In millions, except per share figures) (Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Revenue:
Service Revenue	$ 2,827	$ 2,731	$ 8,748	$ 8,670
Investment Income (Loss)	57	48	141	156

Total Revenue	2,884	2,779	8,889	8,826

Expense:
Compensation and Benefits	1,742	1,731	5,293	5,348
Other Operating Expenses	822	861	2,541	2,737

Total Expense	2,564	2,592	7,834	8,085

Operating Income	320	187	1,055	741
Interest Income	16	13	45	33
Interest Expense	(75)	(111)	(231)	(253)

Income Before Income Taxes and Minority Interest Expense	261	89	869	521
Income Taxes	77	24	269	163

Minority Interest Expense, Net of Tax	4	2	9	6

Income from Continuing Operations	180	63	591	352
Discontinued Operations, Net of Tax	(4)	6	173	17

Net Income	$ 176	$ 69	$ 764	$ 369

Basic Net Income Per Share - Continuing Operations	$ 0.33	$ 0.12	$ 1.08	$ 0.66

- Net Income	$ 0.32	$ 0.13	$ 1.39	$ 0.69

Diluted Net Income Per Share - Continuing Operations	$ 0.32	$ 0.11	$ 1.05	$ 0.65

- Net Income	$ 0.31	$ 0.12	$ 1.36	$ 0.68

Average Number of Shares Outstanding - Basic	550	539	549	535

- Diluted	554	544	555	539

Shares Outstanding at 9/30	551	544	551	544

Marsh & McLennan Companies, Inc. Supplemental Information - Revenue Analysis Three Months Ended (Millions) (Unaudited)

				Components of Revenue Change
	Three Months Ended September 30,		%Change GAAP	Currency	Acquisitions/ Dispositions	Underlying
	2006	2005	Revenue	Impact	Impact	Revenue
Risk and Insurance Services
Insurance Services	$ 1,009	$1,028	(2)%	1%	(3)%	—
Reinsurance Services	214	207	3%	—	—	3%
Risk Capital Holdings	45	45	—	—	—	—

Total Risk and Insurance Services	1,268	1,280	(1)%	1%	(2)%	—

Risk Consulting & Technology	251	242	4%	1%	5%	(2%)

Consulting
Human Resource Consulting	762	691	10%	3%	—	7%
Specialty Consulting	304	249	22%	2%	4%	16%

Total Consulting	1,066	940	13%	2%	1%	10%

Investment Management	342	371	(8)%	—	—	(8)%

Total Operating Segments	2,927	2,833	3%	1%	—	2%
Corporate Eliminations	(43)	(54)

Total Revenue	$ 2,884	$ 2,779	4%	1%	—	3%

Notes

Underlying revenue measures the change in revenue, before the impact of acquisitions and dispositions, using consistent currency exchange rates.

Interest income on fiduciary funds amounted to $50 million and $43 million for the three months ended September 30, 2006 and 2005, respectively.

Revenue includes net investment income of $46 million and $45 million for Risk and Insurance Services and $11 and $3 million for Investment Management for the three months ended September 30, 2006 and 2005, respectively.

Risk Capital Holdings owns MMC's investments in insurance and financial services firms, as well as MMC's investments in the Trident Funds.

Marsh & McLennan Companies, Inc. Supplemental Information - Revenue Analysis Nine Months Ended (Millions) (Unaudited)

				Components of Revenue Change
	Nine Months Ended September 30,		%Change GAAP	Currency	Acquisitions/ Dispositions	Underlying
	2006	2005	Revenue	Impact	Impact	Revenue
Risk and Insurance Services
Insurance Services	$ 3,261	$3,432	(5)%	(1)%	(2)%	(2)%
Reinsurance Services	709	681	4%	(1)%	—	5%
Risk Capital Holdings	119	162	(27)%	—	(6)%	(21)%

Total Risk and Insurance Services	4,089	4,275	(4)%	—	(2)%	(2)%

Risk Consulting & Technology	769	716	7%	—	2%	5%

Consulting
Human Resource Consulting	2,252	2,104	7%	—	—	7%
Specialty Consulting	863	732	18%	—	1%	17%

Total Consulting	3,115	2,836	10%	—	1%	9%

Investment Management	1,026	1,146	(10)%	—	—	(10)%

Total Operating Segments	8,999	8,973	—	—	(1)%	1%
Corporate Eliminations	(110)	(147)

Total Revenue	$ 8,889	$ 8,826	1%	—	(1)%	2%

Notes

Underlying revenue measures the change in revenue, before the impact of acquisitions and dispositions, using consistent currency exchange rates.

Interest income on fiduciary funds amounted to $135 million and $114 million for the nine months ended September 30, 2006 and 2005, respectively.

Revenue includes net investment income of $124 million and $151 million for Risk and Insurance Services and $1 million and $0 million for Consulting and $16 million and $5 million for Investment Management for the nine months ended September 30, 2006 and 2005, respectively.

Risk Capital Holdings owns MMC's investments in insurance and financial services firms, as well as MMC's investments in the Trident Funds.

Marsh & McLennan Companies, Inc. Supplemental Information (Millions) (Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Revenue:
Risk and Insurance Services	$ 1,268	$ 1,280	$ 4,089	$ 4,275
Risk Consulting & Technology	251	242	769	716
Consulting	1,066	940	3,115	2,836
Investment Management	342	371	1,026	1,146

	2,927	2,833	8,999	8,973
Eliminations	(43)	(54)	(110)	(147)

	$ 2,884	$ 2,779	$ 8,889	$ 8,826

Operating Income (Loss):
Risk and Insurance Services	$ 143	$ 20	$ 550	$ 243
Risk Consulting & Technology	37	36	98	109
Consulting	112	117	349	357
Investment Management	77	83	217	204
Corporate	(49)	(69)	(159)	(172)

	$ 320	$ 187	$ 1,055	$ 741

Segment Operating Margins:
Risk and Insurance Services	11.3%	1.6%	13.5%	5.7%
Risk Consulting & Technology	14.7%	14.9%	12.7%	15.2%
Consulting	10.5%	12.4%	11.2%	12.6%
Investment Management	22.5%	22.4%	21.2%	17.8%
Consolidated Operating Margin	11.1%	6.7%	11.9%	8.4%
Pretax Margin	9.0%	3.2%	9.8%	5.9%
Effective Tax Rate	29.5%	27.0%	31.0%	31.3%
Potential Minority Interest Associated with the Putnam
Equity Partnership Plan Net of Dividend Equivalent
Expense Related to MMC Common Stock Equivalents	$ 4	$ 1	$ 9	$ 2

Marsh & McLennan Companies, Inc.
Supplemental Information - Continuing Operations
(Millions) (Unaudited)

Significant Items Impacting the Comparability of Financial Results:
The year-over-year comparability of MMC's third quarter and nine-month financial results is affected by a number of noteworthy items, stock option expense and interest expense. The following table identifies the impact of noteworthy items on operating income for the periods indicated.

	Risk & Insurance Services	Risk Consulting & Technology	Consulting	Investment Management	Corporate	Total

Three Months Ended September 30, 2006

Restructuring Charges (a)	$ 18	$ 1	$ 18	$ —	$ 4	$ 41
Accelerated Amortization/Depreciation	2	—	—	—	3	5
Settlement, Legal and Regulatory (b)	11	—	—	—	—	11

Total Impact in 2006	$ 31	$ 1	$ 18	$ —	$ 7	$ 57

Three Months Ended September 30, 2005

Restructuring Charges (a)	$ 51	$ —	$ —	$ —	$ 1	$ 52
Employee Retention Awards	50	—	10	—	—	60
Settlement, Legal and Regulatory (b)	16	—	—	(12)	(5)	(1)
Estimated Mutual Fund Reimbursement (c)	—	—	—	1	—	1
Other	1	—	—	4	1	6

Total Impact in 2005	$ 118	$ —	$ 10	$ (7)	$ (3)	$ 118

Nine Months Ended September 30, 2006
Restructuring Charges (a)	$ 63	$ 1	$ 17	$ —	$ 31	$ 112
Accelerated Amortization/Depreciation	23	—	—	—	6	29
Settlement, Legal and Regulatory (b)	32	—	—	(7)	—	25

Total Impact in 2006	$ 118	$ 1	$ 17	$ (7)	$ 37	$ 166

Nine Months Ended September 30, 2005

Restructuring Charges (a)	$ 195	$ —	$ —	$ —	$ 55	$ 250
Employee Retention Awards	88	—	30	—	—	118
Settlement, Legal and Regulatory (b)	69	—	—	(12)	(24)	33
Estimated Mutual Fund Reimbursement (c)	—	—	—	35	—	35
Other	11	—	—	4	(2)	13

Total Impact in 2005	$ 363	$ —	$ 30	$ 27	$ 29	$ 449

Notes:

(a) Primarily includes severance and related charges and costs for future rent and other costs for real estate resulting from previously announced cost reduction initiatives (see MMC's Form 10-Q for the period ended March 31, 2005 and Form 8-K dated September 20, 2006 for more information).

(b) Reflects costs of certain legal and regulatory matters, including legal fees and settlement costs arising out of: the civil complaint relating to market service agreements and other issues filed against MMC and Marsh by the New York State Attorney General in October 2004 and settled in January 2005; and market-timing and other issues at Putnam. Regulatory expenses in Risk and Insurance Services include fees for professional services provided by other MMC companies; the resulting inter-company balances are eliminated in Corporate. The negative amounts for Investment Management represent insurance recoverable relating to previously expensed legal fees.

(c) Reflects costs to address issues relating to the calculation of certain amounts paid by the Putnam mutual funds in previous years. The previous payments were cost reimbursements by the Putnam mutual funds to Putnam for transfer agency services related to defined contribution operations.

Stock Option Expense. The year-over-year comparability of MMC's third quarter and nine-month financial results is affected by MMC's adoption, effective July 1, 2005, of SFAS 123 (R) ("Share Based Payment"). Stock option expense for the three months ended September 30, 2006 was $26 million: Risk & Insurance Services - $11 million, Risk Consulting & Technology - $0 million, Consulting - $9 million, Investment Management - $4 million, Corporate - $2 million. Stock option expense for the nine months ended September 30, 2006 was $93 million: Risk and Insurance Services - $38 million, Risk Consulting & Technology - $2 million, Consulting - $32 million, Investment Management - $11 million, Corporate - $10 million. A charge of $31 million for the quarter and nine months ended September 30, 2005 is reflected in Corporate results. For comparison purposes, an approximate allocation of the 2005 expense follows: Risk and Insurance Services - $15 million, Consulting - $10 million, Investment Management - $3 million, Corporate - $3 million.

Impact on Operating Margins in Risk and Insurance Services. In Risk and Insurance Services, noteworthy items and stock option expense together totaled $156 million for the first nine months of 2006, affecting segment operating margin by 3.8 percentage points. Noteworthy items totaled $363 million for nine months of 2005, affecting segment operating margin by 8.5 percentage points. Adjusting for these impacts, segment operating margin for the first nine months of 2006 was 17.3 percent, compared to 14.2 percent for the first nine months of 2005. This adjusted segment operating margin is a non-GAAP financial measure within the meaning of Regulation G promulgated by the Securities and Exchange Commission. MMC believes that presenting this measure may help investors and others understand aspects of Risk and Insurance Services operating performance that may not be apparent from MMC's reported GAAP results. However, this non-GAAP financial measure is not a substitute for MMC's reported GAAP information, and may not be comparable to similar information provided by industry peers.

Interest Expense. 2005 interest expense includes a $34 million prepayment penalty related to a mortgage refinancing of MMC's headquarters building in New York.

Marsh & McLennan Companies, Inc. Supplemental Information - Putnam Assets Under Management (Billions) (Unaudited)
	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005

Mutual Funds:
Growth Equity	$ 26	$ 27	$ 31	$ 31	$ 32
Value Equity	36	36	37	37	38
Blend Equity	26	26	27	26	26
Fixed Income	30	30	31	32	33

Total Mutual Fund Assets	118	119	126	126	129

Institutional:
Equity	34	32	34	34	33
Fixed Income	30	29	29	29	30

Total Institutional Assets	64	61	63	63	63

Total Ending Assets	$ 182	$ 180	$ 189	$ 189	$ 192

Assets from Non-US Investors	$ 34	$ 31	$ 32	$ 32	$ 33

Average Assets Under Management:
Quarter	$ 179	$ 185	$ 190	$ 188	$ 195

Year-to-Date	$ 185	$ 188	$ 190	$ 196	$ 198

Net Redemptions including
Dividends Reinvested:
Quarter	$ (3.1)	$ (6.0)*	$ (6.6)	$ (6.4)	$ (8.5)

Year-to-Date	$ (15.7)	$ (12.6)	$ (6.6)	$ (31.7)	$ (25.3)

Impact of Market/Performance on Ending
Assets Under Management	$ 5.5	$ (3.5)	$ 7.0	$ 2.8	$ 5.6

* Net redemptions in the quarter include $2.8 billion of redemptions in institutional equity resulting from ending Putnam's alliance with an Australian partner.

Categories of mutual fund assets reflect style designations aligned with Putnam's various prospectuses. All quarter-end assets conform with the current investment mandate for each product.

Marsh & McLennan Companies, Inc. Consolidated Balance Sheets (Millions) (Unaudited)
	September 30, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$1,682	$2,020
Net receivables	2,800	2,730
Assets of discontinued operations	—	153
Other current assets	367	359

Total current assets	4,849	5,262
Goodwill and intangible assets	7,845	7,773
Fixed assets, net	1,098	1,178
Long-term investments	511	277
Prepaid pension	1,684	1,596
Other assets	1,828	1,806

TOTAL ASSETS	$17,815	$17,892

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term debt	$1,219	$498
Accounts payable and accrued liabilities	1,881	1,733
Regulatory settlements - current portion	236	333
Accrued compensation and employee benefits	1,188	1,413
Liabilities of discontinued operations	39	89
Accrued income taxes	64	192
Dividends payable	94	93

Total current liabilities	4,721	4,351
Fiduciary liabilities	4,026	3,795
Less - cash and investments held in
a fiduciary capacity	(4,026)	(3,795)

	-	-
Long-term debt	3,864	5,044
Regulatory settlements	173	348
Pension, postretirement and postemployment benefits	1,220	1,180
Other liabilities	1,633	1,609

Total stockholders' equity	6,204	5,360

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$17,815	$17,892